News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. announces special non-cash distribution of
    Aeroplan units to its shareholders

    Follows posting of 2005 full-year profit of $258 million and announcement of employee profit share pay out of $54.8 million

    MONTREAL, Feb. 16 /CNW Telbec/ - ACE Aviation Holdings Inc. today said that its board of directors has approved a special distribution to its shareholders of units of Aeroplan Income Fund. The distribution of approximately 0.18 Aeroplan unit per Class A variable voting share, Class B voting share and preferred share (on an as converted basis) of ACE is being made as a return of capital and represents in the aggregate approximately
10.1% of the units of Aeroplan Income Fund on a fully diluted basis. This follows on the Corporation's February 10, 2006 report of a $258 million full-year profit for 2005 and announcement of a $54.8 million pay out to employees under its Profit Sharing Plan.
    Aeroplan units cannot be distributed to shareholders of ACE resident in the United States. Units that would have otherwise been distributed to such shareholders will be sold in the market through an orderly sale and the net cash proceeds remitted to them.
    "The Board's decision to proceed with a special distribution of Aeroplan units reaffirms our commitment to our shareholders while maintaining ACE's strong cash position," said Robert Milton, Chairman, President and CEO of ACE.
"While rising fuel costs have made it challenging, our financial results for the 2005 full year are among the strongest in the industry, and we've made significant progress in building shareholder value through the implementation of our business plan including the successful monetization of Aeroplan and
Jazz. By providing a return of capital to our shareholders, ACE is rewarding investors for their confidence while maintaining a firm foundation for future prosperity."
    The special distribution is being made pursuant to the resolution passed at the Annual and Special Meeting of shareholders on November 10, 2005. At the meeting, ACE shareholders authorized the company's board of directors to make one or more special distributions to shareholders of up to $300 million aggregate amount by way of a reduction of stated capital.
    ACE has today received a favourable advance income tax ruling from the
Canada Revenue Agency confirming that, from a Canadian tax standpoint, the special distribution will be treated as a return of stated capital and not as a taxable dividend. As a result, the adjusted cost base to ACE shareholders of their ACE shares for Canadian tax purposes will be reduced by an amount equal to the fair market value, as of the record date, of the Aeroplan units, or the cash proceeds received on the special distribution.
    The cash proceeds received on the special distribution by an ACE shareholder resident in the United States will be exempt from Canadian withholding tax. ACE shareholders should consult with their own tax advisors to determine the tax consequences to them of the special distribution having regard to their particular circumstances.
    The record date for the purpose of the special distribution will be
March 3, 2006. All ACE shareholders of record on such date will be entitled to receive Aeroplan units, or, in the case of U.S. residents, the net proceeds from their sale. The payment date for both distribution of units and cash proceeds is expected to be on or about March 31, 2006. Fractional interests in
Aeroplan units, as well as the units that would otherwise be distributed to
ACE shareholders of record who hold less than 200 shares will be sold on the market and the net proceeds will be paid to the shareholders.
    Based on the closing price of $13.18 per Aeroplan unit on February 16,
2006, the distribution is valued at approximately $266 million or $2.37 per
ACE share. Following the completion of the distribution, ACE's interest in
Aeroplan LP will represent 75.5%, Aeroplan Income Fund's interest will be
24.5% and the public float of Aeroplan Income Fund will increase to
48.9 million units with a value of $645 million based on a unit price of
$13.18.
    ACE shareholders who have questions concerning the special distribution may contact the Company's Investor Relations department at (514) 422-7837, or
CIBC Mellon Trust Company, ACE's transfer agent and registrar at
1-800-387-0825.

    Change to ACE's fuel hedging strategy

    In an unrelated matter, the ACE Board has reviewed the fuel risk management strategy adopted in August 2005. This policy mandated a systematic approach to hedging up to 50% of annual volume requirement built at a fixed rate of 4% per month, 24 months out. The strategy has now been revised to allow greater flexibility in terms of increasing or decreasing the scale, nature and timing of fuel hedging.

    ACE Aviation Holdings is the parent holding company of Air Canada and certain other subsidiaries including Aeroplan LP, Jazz Air LP and ACTS LP.
Montral-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents.
Canada's flag carrier is the 14th largest commercial airline in the world and serves 29 million customers annually with a fleet consisting of 322 aircraft.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; Internet: aircanada.com/
    (ACE.B. ACE.RV.)

CO:  ACE AVIATION HOLDINGS INC.; AIR CANADA; AIR CANADA - CORPORATE -
     FINANCIAL; AEROPLAN

CNW 16:25e 16-FEB-06